United States securities and exchange commission logo





                            April 29, 2024

       Carlos Moreira
       Chief Executive Officer
       SEALSQ Corp
       Craigmuir Chambers, Road Town
       Tortola, British Virgin Islands 1110

                                                        Re: SEALSQ Corp
                                                            Registration
Statement on Form F-1
                                                            Filed April 15,
2024
                                                            File No. 333-278685

       Dear Carlos Moreira:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed April 15, 2024

       General

   1.                                                   Provide us
supplementally a detailed legal analysis as to whether SEALCOIN is a security as defined by Section
2(a)(1) of the Securities Act. In responding to this comment, please include a materially
complete description of the token and the related ecosystem, as well as the manner in which
the token will be offered and sold, including the following:
                                                            The material
technical characteristics of SEALCOIN including the terms of any smart contract and any
other documents governing the terms of the SEALCOINs and the rights of holders,
as well as an explanation of whether and how modifications to
                                                             SEALCOIN   s smart
contract can be made;
                                                            Transfer
capabilities and restrictions including whether there are any limits on the transfer of
SEALCOIN by holders or transfer prerequisites, the material features of whitelisting
procedures, including AML/KYC procedures, and whether holders can dispose of their
SEALCOINs other than by transacting with the platform;
 Carlos Moreira
SEALSQ Corp
April 29, 2024
Page 2
                The material characteristics of the network in which SEALCOIN will exist, including
              SEALCOIN   s use or role such as purchasing goods or services,
allocating resources,
              performing governance functions, and/or otherwise securing the network or application, any fees for transacting on the network or application, including how they are assessed and who pays and receives such fees, and a description of the various roles that exist in connection within the network, such as users, on-chain service providers, developers, transaction validators, and governance participants;
              and
                Where and how SEALCOIN private keys will be stored, and by whom. Explain whether you will provide a digital wallet to holders, and if so, who will control the wallet.
2.     Regarding the SEALCOIN you are developing:
           Please disclose the policies and procedures that you will use to determine whether
           SEALCOIN is a security for purposes of the federal securities laws, or is likely to be deemed a security, and specifically disclose that any determination that you make in that regard is a risk-based judgment by the company and not a legal standard or determination binding on any regulatory body.
           Include a risk factor related to such policies and procedures that addresses the specific risks inherent in any policies and procedures for determining that any crypto asset is not a security and describe the potential regulatory risks under the U.S.
           federal securities laws if SEALCOIN or any other crypto assets you create or hold are determined to be securities, such as whether the company could become subject to
FirstName LastNameCarlos      Moreira
           regulation under the   Investment Company Act or as a broker-dealer
under the
Comapany Securities
           NameSEALSQ        CorpAct or involved in the unregistered offer and
sale of securities
                       Exchange
           under  the
April 29, 2024 Page 2 federal  securities laws.
FirstName LastName
 Carlos Moreira
FirstName   LastNameCarlos Moreira
SEALSQ Corp
Comapany
April       NameSEALSQ Corp
       29, 2024
April 329, 2024 Page 3
Page
FirstName LastName
Risk Factors, page 18

3. To the extent material, please address the following risks as related to SEALCOIN:
             Risks relating to your planned SEALCOIN business operations, such as risks relating to implementation, technology, cybersecurity and adoption, as well as any reliance on another network, application, or off-network code or entity.
             Risks relating to the unique characteristics of SEALCOIN including digital form, the rights of holders or their lack of rights, liquidity, supply, and custody.
             Regulatory challenges of securities, tax, and AML/KYC regulations; and
             Impact of technological developments on the value and functionality of SEALCOIN over time.
Business
Strategic Outlook for 2024
3. SEALCOIN, page 85

4. Please revise so that your disclosure is consistent with your public statements and promotional materials, including in any white paper, relating to material aspects of
         SEALCOIN. For example only and without limitation, please clarify and describe the use cases for SEALCOIN and the items referenced in your recent news releases, including:
             The SEALCOIN ecosystem and platform;
             The purchasing and tokenization of certificates to be introduced with the SEALCOIN platform launch; and
             The role of Hedera, the Hedera network and the material terms of any related agreements.
5.       Please address the following regarding specific disclosures in this section:
             Refer to your statement at the top of age 85 that    SEALCOIN is
currently in its pre-
             registration stage   .    Please revise to explain what you mean
by    registration    and
             also tell us what the    Pre-Registration Invitation for SEALCOINS
   portion of the
             website entails.
             We note your statement on page 85 that SEALCOIN    is expected to
be available on
             various exchanges by the end of Q2 2024.    Clarify exactly what
you mean by
                exchanges    and explain whether there will be any geographic
or other limitations on
             sales of the token. Also advise us of the status of that process.
             Disclose exactly what you mean by    individual trading    on page
86.
6. Explain how SEALCOIN relates to the semiconductor/chip products that you discuss.
         Also clarify whether such hardware is part of SEALCOIN, or a separate but related product. As a related matter please revise the first three numbered paragraphs on page 86 to clarify how the matters discussed relate to SEALCOIN.
7. Please refer to your statement on page 86 that "it addresses and mitigates vulnerabilities inherent in current blockchain systems." Clarify whether you are referring to SEALCOIN or a separate product or technology here. Also clarify whether the product you are
 Carlos Moreira
SEALSQ Corp
April 29, 2024
Page 4
         discussing here will have its own blockchain that addresses and mitigates these vulnerabilities, or whether you are saying that the product will make other existing blockchains less vulnerable. Additionally, explain in further detail how it will reduce such vulnerabilities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



FirstName LastNameCarlos Moreira                               Sincerely,
Comapany NameSEALSQ Corp
                                                               Division of
Corporation Finance
April 29, 2024 Page 4                                          Office of
Manufacturing
FirstName LastName